Exhibit 99.2

fourth quarter and full year 2022 result march 2023

Disclaimer This presentation is provided solely by TDCX Inc. (the “Company”) acting in its own capacity and on behalf of its subsidiaries. Forward-looking statements. This presentation may contain forward-looking statements, outcomes, forecasts, estimates, projections and opinions (“forward-looking statements”). No representation or promise is made or will be made that any forward-looking statement will be achieved or will eventuate in the future. Actual events, results, returns and operations could vary materially from those reflected or contemplated in such forward-looking statements. Similarly, no representation or promise is given by the Company that the assumptions, variables and other inputs used in or underlying this presentation are reasonable, reliable or accurate. Circumstances may change and the contents of this presentation may become outdated as a result. Forward-looking statements are by their nature subject to significant uncertainties and contingencies and reliance should not be placed upon them. Past performance of the Company and any of its subsidiaries cannot be relied upon as a guide to future performance. Non-IFRS financial measures. This presentation includes certain financial measures not presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) including EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income margin, Adjusted EPS, revenue at constant currency and revenue growth at constant currency. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company’s financial results or position. Therefore, these measures should not be considered in isolation or as an alternative to gross profit, profit for the period, cash flow or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies which may be defined and calculated differently. See the Reconciliation section in the Appendix for a reconciliation of these non-IFRS measures to the most directly comparable IFRS measure. We have not reconciled non-IFRS forward-looking revenue growth at constant currency to its most directly comparable IFRS measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. The revenue growth outlook indicated for 2023 is calculated and presented at constant currency, as it would require unreasonable efforts to predict factors out of our control or not readily predictable, such as currency exchange movements over the course of an entire year. No representation. In preparing this presentation, the Company has relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources or which has otherwise been reviewed. Any information regarding price or value in this presentation should not be interpreted as an actual or guaranteed realizable price or value. The Company does not warrant or guarantee the performance of the Company, its assets, business, any financial product or any return associated with any investment. The Company does not make any representation or warranty, express or implied, with respect to the accuracy or completeness of this presentation, or the reasonableness of any assumption contained in this presentation and is not under any obligation to provide you with access to any additional material and reserves the right to amend or replace the same at any time upon its sole discretion. The materials in this presentation is not complete, and not intended to be relied upon, or provide the sole or principal basis of any decision or other action in relation to any transaction. No advice and not an offer. Nothing in this presentation should be construed as or constitutes legal, tax, regulatory, accounting, investment or other (including financial product) advice or as a securities or other recommendation. Furthermore, this presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities of TDCX Inc. and any of its subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision. Industry information. Certain industry, market and competitive position data in this presentation is based on third-party data provided by Frost & Sullivan. Such data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Industry publications, reports, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources and estimates are subject to the same qualifications and uncertainties.

01. HIGHLIGHTS & OVERVIEW

Highlights – Fourth quarter and full year 2022 All amounts in USD unless stated otherwise Robust revenue growth FY2022 Q4 2022 Revenue +19.6% Revenue $494m +14.2% Year-on-year $131m Year-on-year or S$664m or S$177m Strong client additions Strong growth in operating cashflows 841 412 FY22 Net Cash from Operating Activities +59.3% Clients as of New logos 31 Dec 22 signed up in 2022 $123m Year-on-year or S$165m (31 Dec 21: 52) (2021: 20) Note – Financial figures are unaudited. Convenience translation—The Company’s financial information is stated in Singapore dollars, the legal currency of Singapore. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this presentation were made at a rate of S$1.3446 to US$1.00, being the approximate rate in effect as of Dec 31, 2022. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rate stated herein, or at all. 1. Includes 9 additional clients attributable to the acquisition of our previous Hong Kong associated company into a wholly-owned subsidiary on Oct 13, 2022 2. Includes 9 additional logos attributable to the acquisition of our previous Hong Kong associated company into a wholly-owned subsidiary on Oct 13, 2022

Continued geographic expansion as a key strategic priority 4 New 3 New Existing Geographies in Geographies in Plans Moving Forward 2021 2022 The 7 New Geographies in 2021 & 2022 contributed 10% of revenue growth in FY22 17,800+ Employees globally as at Dec 31, 2022 90% Revenue in Southeast Asia FY2022 CHINA ROMANIA SPAIN S. KOREA JAPAN TÜRKIYE THAILAND INDIA HONG KONG VIETNAM PHILIPPINES COLOMBIA MALAYSIA INDONESIA SINGAPORE BRAZIL 2022 Revenue Mix by Geography Philippines Malaysia 25% 30% Singapore Thailand 22% 13% Japan Others China 4% 3% 3% Total might not add up due to rounding Note – Financial figures are unaudited. In addition to the above geographies, companies were set up in Australia and Taiwan in 2022 to deliver business services for a client

Strong client growth as Business Development initiatives take flight New logos signed up (during the period) Launched client2 count (as of Dec 31) Focus on Supporting New Economy1 3 +62% 4 +105% 41 84 Clients 52 5 92% 20 38 Revenue from 1 9 New Economy clients for 2022 2020 2021 2022 2020 2021 2022 1. “New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth 2. “Launched client” refers to launched campaigns that are revenue generating 3. Includes 9 additional logos attributable to the acquisition of our previous Hong Kong associated company into a wholly-owned subsidiary on Oct 13, 2022 4. Includes 9 additional clients attributable to the acquisition of our previous Hong Kong associated company into a wholly-owned subsidiary on Oct 13, 2022 5. There was a typographical error in the Q3 2022 presentation deck. It should have been 16 logos signed up for 9M 2021 and 20 logos signed up for FY2021

02. Q4 2022 PERFORMANCE

Stable Adjusted EBITDA Margin (excluding FX gain/loss) over the last three quarters of 2022 Adjusted EBITDA Margins, excluding foreign exchange gains / losses 34.5% 35.2% 31.1% 30.8% 31.2% 29.4% 29.9% 29.0% Q1 2021 Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Adj EBITDA margins 31.1% 31.1% 35.5% 34.8% 31.3% 31.0% 31.8% 26.5% FX gain/(loss) in SGD’000 (12) 338 1,538 (488) 165 2,635 4,935 (6,018) Adj EBITDA margins (ex FX) 31.1% 30.8% 34.5% 35.2% 31.2% 29.4% 29.0% 29.9% Note – Financial figures are unaudited. Adjusted EBITDA and Adjusted EBITDA margins are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix.

Q4 financial performance Impacted by a FX loss of US$4.5 million recorded during the quarter due to depreciation of the USD Revenue (US$m1) Adjusted EBITDA2 (US$m1) Adjusted Net Income2 (US$m1) Profit for the Period (US$m1) Adj EBITDA Margin2 35.2% 29.9% (Excluding FX +14.2% gain/loss) Adj 34.8% 2 26.5% 131 EBITDA Margin 40 -13.1% -14.5% 115 -13.3% 35 25 21 22 Adjusted 2 19 EPS: 13¢ EPS: 15¢ Q4 21 Q4 22 Q4 21 Q4 22 Q4 21 Q4 22 Q4 21 Q4 22 Note – Financial figures are unaudited. 1. FX rate of US$1 = S$1.3446 assumed in converting Q4 21 and Q4 22 financials from Singapore dollar to US dollar, being the approximate rate in effect as of Dec 31, 2022. 2. Adjusted EBITDA, Adjusted EBITDA margins, Adjusted Net Income, Adjusted Net Income Margins and Adjusted EPS are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of these non IFRS financial measures to the most directly comparable IFRS measures, see the Appendix.

Q4 revenue by service offering Revenue Change by Service (US$m1) Revenue Mix by Service (US$m1) 131 +14.2% 115 21 +5% 2 20 Content, Trust & Safety 36 +41% Sales & Digital Sales & Digital 26 Marketing Marketing 28% Omnichannel CX 56% Omnichannel CX 73 +6% Content, Trust & 69 2 Others3 Safety 1% 16% Q4 21 Q4 22 Q4 22 Note – Financial figures are unaudited. Total might not add up due to rounding. 1. FX rate of US$1 = S$1.3446 assumed in converting Q4 21 and Q4 22 financials from Singapore dollar to US dollar, being the approximate rate in effect as of Dec 31, 2022. 2. From Q2 2022, Content Monitoring and Moderation service has been renamed as Content, Trust and Safety. Revenue for trust and safety related services that were previously classified under Omnichannel CX solutions and Other service fees respectively, which can currently be reasonably identified and quantified, will now be reported as Content, Trust and Safety services. Accordingly, we reclassified our segment revenues for all periods presented herein on a comparable basis. 3. Others include revenues classified in the Consolidated Financial Statements as other business process services and other services.

Q4 operating expenses Operating Costs as a % of Revenue (%) 76.4% 82.1% 108 15 +78% Included US$4.5m of FX loss in Q4 22 Total Operating Cost (US$m) 88 8 +11% All others 8 Depreciation 7 85 +18% Employee benefits 73 Q4 21 Q4 22 Note – Financial figures are unaudited. Total might not add up due to rounding. Please refer to the Appendix for details on reconciliation between IFRS and non-IFRS figures. FX rate of US$1 = S$1.3446 assumed in converting Q4 21 and Q4 22 financials from Singapore dollar to US dollar, being the approximate rate in effect as of Dec 31, 2022. In prior periods, we reported foreign exchange gains or losses on a net basis under “other operating expenses” line item. Commencing from the third quarter of 2022, foreign exchange gains for the relevant quarter is reported under “other operating income” line item while foreign exchange losses for the relevant quarter is reported under “other operating expenses” line item. Accordingly, reclassifications relating to foreign exchange gains and losses have been made to prior period’s financial statements to enable comparability with the current period’s financial statements. Comparative figures have been adjusted to conform to the current period’s presentation.

03. FY 2022 PERFORMANCE

FY2022 financial performance Revenue (US$m1) Adjusted EBITDA2 (US$m1) Adjusted Net Income2 (US$m1) Profit for the Period (US$m1) Adj Adj Net EBITDA 33.3% 30.1% Income 19.6% 18.7% Margin2 Margin2 +19.6% 494 +8.0% 14.1% 1.1% 413 149 Adjusted 93 EPS:64¢2 78 EPS:54¢ 138 77 81 2021 2022 2021 2022 2021 2022 2021 2022 Note – Financial figures are unaudited. 1. FX rate of US$1 = S$1.3446 assumed in converting FY21 and FY22 financials from Singapore dollar to US dollar, being the approximate rate in effect as of Dec 31, 2022. 2. Adjusted EBITDA, Adjusted EBITDA margins, Adjusted Net Income, Adjusted Net Income Margins and Adjusted EPS are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of these non IFRS financial measures to the most directly comparable IFRS measures, see the Appendix.

FY2022 revenue by service offering



Revenue Change by Service (US$m[1])
+19.6%
494
413
Content, Trust & Safety[2]
77
Sales & Digital Marketing
85
Omnichannel CX
248
81
124
286
+6%
+45%
+15%
2021
2022



Revenue Mix by Service (US$m[1])
Omnichannel CX 58%
Sales & Digital Marketing 25%
Content, Trust & Safety[2] 16%
Others[3] 1%
2022

Note – Financial figures are unaudited. Total might not add up due to rounding.

1. FX rate of US$1 = S$1.3446 assumed in converting FY2021 and FY2022 financials from Singapore dollar to US dollar, being the approximate rate in effect as of Dec 31, 2022.
2. From Q2 2022, Content Monitoring and Moderation service has been renamed as Content, Trust and Safety. Revenue for trust and safety related services that were previously classified under Omnichannel CX solutions and Other service fees respectively, which can currently be reasonably identified and quantified, will now be reported as Content, Trust and Safety services. Accordingly, we reclassified our segment revenues for all periods presented herein on a comparable basis.
3. Others include revenues classified in the Consolidated Financial Statements as other business process services and other services.

14

FY2022 operating expenses Operating Costs as a % of Revenue (%) 77.8% excluding share- 76.3% 80.7% based payment expense 399 45 +37% Total Operating Cost (US$m) 315 30 flat 33 All others Depreciation 30 325 +29% +23% excluding share-based payment expense Employee benefits 253 2021 2022 Note – Financial figures are unaudited. Total might not add up due to rounding. Please refer to the Appendix for details on reconciliation between IFRS and non-IFRS figures. FX rate of US$1 = S$1.3446 assumed in converting FY2021 and FY2022 financials from Singapore dollar to US dollar, being the approximate rate in effect as of Dec 31, 2022. In prior periods, we reported foreign exchange gains or losses on a net basis under “other operating expenses” line item. Commencing from the third quarter of 2022, foreign exchange gains for the relevant quarter is reported under “other operating income” line item while foreign exchange losses for the relevant quarter is reported under “other operating expenses” line item. Accordingly, reclassifications relating to foreign exchange gains and losses have been made to prior period’s financial statements to enable 15 comparability with the current period’s financial statements. Comparative figures have been adjusted to conform to the current period’s presentation.

04. OUTLOOK

FY2023 Outlook FY23 Revenue growth (YoY) Range: 3% – 8%1,2 Adjusted EBITDA Margin3 Approximately 25% – 29% 1. On a constant currency basis. Revenue at constant currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to the Group’s presentation currency, using the average currency conversion rates in effect during the comparable prior period, rather than at the actual currency conversion rates in effect during that period. 2. Revenue at constant currency and revenue growth at constant currency are supplemental, non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. We have not reconciled non-IFRS forward-looking revenue growth at constant currency to its most directly comparable IFRS measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. The revenue growth outlook indicated for 2023 is calculated and presented at constant currency, as it would require unreasonable efforts to predict factors out of our control or not readily predictable, such as currency exchange movements over the course of an entire year. 3. “Adjusted EBITDA” represents profit for the year/period before interest expense, interest income, income tax expense, depreciation expense, and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. Adjusted EBITDA margin is a supplemental, non IFRS financial measure and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix.

APPENDIX

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures For the three months For the full year Reconciliation of Adjusted EBITDA ended Dec 31 ended Dec 31 (Unaudited) 2022 2021 2022 2021 US$’000 S$’000 S$’000 US$’000 S$’000 S$’000 Profit for the Period 18,601 25,010 28,846 78,044 104,938 103,842 Adjustments: Depreciation Expense 7,937 10,672 9,605 29,549 39,731 39,853 Income Tax Expense 5,914 7,952 8,550 27,554 37,049 28,237 Interest Expense 408 549 1,964 1,440 1,936 8,414 Interest Income (1,061) (1,426) (251) (2,490) (3,348) (544) EBITDA 31,799 42,757 48,714 134,097 180,306 179,802 Equity-settled share-based payment expense 3,058 4,112 5,204 14,476 19,465 5,204 Adjusted EBITDA 34,857 46,869 53,918 148,573 199,771 185,006 To the extent so indicated, financial figures are unaudited. FX rate of US$1 = S$1.3446 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of Dec 31, 2022. Totals might not add up due to rounding.

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures For the three months ended Dec 31 For the full year ended Dec 31 Reconciliation of Adjusted Net 2022 2021 2022 2021 Income (Unaudited) US$’000 S$’000 S$’000 US$’000 S$’000 S$’000 Profit for the period 18,601 25,010 28,846 78,044 104,938 103,842 Adjustments: Equity-settled share-based payment 3,058 4,112 5,204 14,476 19,465 5,204 expense Adjusted Net Income 21,659 29,122 34,050 92,520 124,403 109,046 To the extent so indicated, financial figures are unaudited. FX rate of US$1 = S$1.3446 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of Dec 31, 2022. Totals might not add up due to rounding.

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures For the three months ended Dec 31 For the full year ended Dec 31 Reconciliation of Adjusted EPS 2022 2021 2022 2021 (Unaudited) Per Share Per Share Per Share Per Share Per Share Per Share US$ S$ S$ US$ S$ S$ EPS 0.13 0.17 0.20 0.54 0.72 0.81 Adjustments: Equity-settled share-based payment 0.02 0.03 0.04 0.10 0.14 0.04 expense Adjusted EPS 0.15 0.20 0.24 0.64 0.86 0.85 To the extent so indicated, financial figures are unaudited. FX rate of US$1 = S$1.3446 assumed in converting financials from Singapore dollar to US dollar, being the approximate rate in effect as of Dec 31, 2022. Totals might not add up due to rounding.

Spectrum of complex and specialized services Omnichannel Sales & Digital 1 Content, Trust & Safety Customer Experience Marketing Drive positive CX outcomes Design and execute digital Manage trust & safety across for disruptive, new economy ad campaigns for small & social media & other digital verticals medium businesses platforms Global CX Market Size US$100b by 20252 (12% CAGR from 2020 to 2025 for New Economy3 industry2) 1. Commencing from Q2 2022, Content Monitoring and Moderation service has been renamed as Content, Trust and Safety. The change reflects the industry’s broader view that content monitoring and moderation services are part of a larger group of services that includes other trust and safety related services and helps enhance our ability to track our performance. Our Content, Trust and Safety services are comprised of content monitoring and moderation services, trust and safety services and data annotation services. Revenue for trust and safety related services that were previously classified under Omnichannel CX solutions and Other service fees respectively, which can currently be reasonably identified and quantified, will now be reported as Content, Trust and Safety services. 2. Source: Frost & Sullivan report 3. “New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. 22

TDCX—Unique combination of competitive advantages Multi-Geographical Presence; Focus on Complex Services 1 2 Leadership in Southeast Asia and New Economy clients Global >60% ✓ footprint 16 ✓ Focus on Complex of employees are Geographies Services college or university graduates 90% 92% ✓ Anchored in SEA with ✓ Focus on High Revenue from Revenue from Growth New New Economy1 leadership position Southeast Asia Economy1 Clients Clients Culture Aligned with Tech Clients; 3 Domain Expertise and Technology 4 Strong Focus on Talent & Innovation ✓ Domain Expertise Deep understanding ✓ Better of fast-growing employee verticals outcomes High employee Lower attrition satisfaction scores compared to industry Proprietary ✓ Technology technologies with ✓ Better data analytics Higher revenue and EBITDA per capabilities Employee employee compared to CX peers Through-put Source: Company F-1 Public Filing. All figures as of Dec 31, 2022 or for FY2022 unless otherwise stated 1. “New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth.

Continuous innovation to drive competitive advantage Robotic Process Data Analytics / Artificial Intelligence Integrated Digital CX Automation Consulting Automation projects: Acuity: Data platform Flash Hire: Multi-modal solutions: support operational combines rich Application Automated video-based video chat support, hybrid AI reporting, KPI monitoring & operational data with recruitment platform and agent chat bot, etc others prescriptive analytics Improve customer Improve talent matching; Improve operational Provide expert insights experience, enhance Outcome halved hiring time efficiency & effectiveness to clients agents’ efficiency and effectiveness

Strong growth in total addressable market TDCX is uniquely positioned to capture the increasing demand for CX services, especially in Southeast Asia, from New Economy1 clients SEA CX Market Size (US$b) Global CX Market Size (US$b) New Economy1 CAGR: CAGR: 6.7% Traditional Economy 4.6% 20A-25E 20A-25E 14.1 96.4 100.4 13.3 CAGR 92.3 CAGR 12.4 84.1 88.3 11.7 80.3 11.8% 10.9 4.3 13.3% 27.8 30.4 10.2 3.9 22.6 25.3 3.0 3.4 17.4 19.8 2.3 2.6 9.0 9.4 9.8 62.9 64.3 65.7 67.0 68.6 70.1 2.2% 7.9 8.3 8.7 4.4% 2020A 2021E 2022E 2023E 2024E 2025E 2020A 2021E 2022E 2023E 2024E 2025E TDCX is expanding globally Source: Company F-1 Public Filing, Frost & Sullivan. Market sizing based on delivery locations which includes both onshore and offshore data. 1 “New Economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth.

Our growth strategy Strengthen business Prudent expansion Expand business and development and new Strategic M&A into service offerings with marketing to to add capabilities, existing clients accelerate new geographic client growth markets clients or geographies Maintain operational and cost efficiencies; continuous improvement of productivity

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